# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MATRIX SERVICE CO, CIK 0000866273
CUSIP: 576853105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15 EAST 5TH STREET, 15 EAST 5TH STREET, TULSA, Oklahoma (OK), 74103
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001625279-24-000004
Filed by CIK 0001625279

## Reporting persons
- Azarias Capital Management, L.P.: type of reporting person: investment adviser (IA); sole voting power 1,435,569; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,435,569 (5.2% of the class)
  Comment: This amendment is being filed to correct an error in the prior Schedule 13G filing. The previous filing inaccurately reported the amount of beneficial ownership held by the reporting person. This amendment reflects the correct ownership as of 9/30/2024.

## Item 1. Issuer
Name of issuer: MATRIX SERVICE CO
Address of issuer's principal executive offices: 15 EAST 5TH STREET, 15 EAST 5TH STREET, TULSA, OKLAHOMA, 74103.

## Item 2. Person Filing
Name of person filing: Azarias Capital Management, L.P.
Address of principal business office or, if none, residence: 1055 Westlakes Drive Suite 300 Berwyn, PA 19312
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,435,569.00
Percent of class: 5.2
Sole power to vote or to direct the vote: 1,435,569.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Signatures
- Azarias Capital Management, L.P.: Colleen Kelly, Chief Compliance Officer (04/03/2025)